

STATEMENT OF FINANCIAL CONDITION

Jane Street Execution Services, LLC

December 31, 2022

With Report of Independent Registered Public Accounting Firm

Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2022

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Operating Committee of
Jane Street Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jane Street Execution Services, LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.
February 21, 2023

1

Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	13,167,929
Due from broker		35,011,266
Due from affiliates		16,908,333
Fixed assets, net of accumulated depreciation		18,488
Other assets		6,982,845
Total assets	$	72,088,861

Liabilities and members' equity

Liabilities:

Due to brokers	$	500,931
Due to Parent		6,851,929
Due to affiliate		18,373
Accrued expenses and other liabilities		11,889,413
Total liabilities		19,260,646
Members' equity		52,828,215
Total liabilities and members' equity	$	72,088,861

See accompanying notes.

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2022

1. Nature of Operations

Jane Street Execution Services, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is majority owned by Jane Street Group, LLC (the "Parent"). JSES Holding, LLC, a wholly owned subsidiary of the Parent, holds a minority ownership stake which entitles it to one percent of the annual profits of the Company. The Company is a member of various exchanges, and the Financial Industry Regulatory Authority, Inc. ("FINRA"), who serves as its Designated Examining Authority. The Company was approved as an introducing broker of the National Futures Association ("NFA") on October 21, 2022.

The Company provides brokerage services to third-party broker-dealer clients and other institutional customers primarily on an agency basis. Third-party orders are generally executed by matching such orders against contra-side orders provided by affiliate entities. Upon request, the Company may also route customer orders directly to various exchanges. Additionally, the Company engages in riskless principal transactions, whereby an order to buy or sell a security is received from a third-party client or customer, contemporaneously with an order to sell or buy a security from an affiliate entity. All terms and pricing of riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also facilitates intercompany securities transactions amongst certain affiliates.

The Company clears its transactions through one clearing broker on a fully disclosed basis and does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America. The Company operates as a single segment under Accounting Standards Codification ("ASC") 280, *Segment Reporting*.

Use of Estimates

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

Cash

The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Commissions

Commission revenues are generated by the Company for acting as an agent on behalf of its customers, including certain affiliates, where the Company's performance obligation consists of trade execution services. Because this obligation is satisfied on trade date, commission revenues are recognized on a trade date basis, net of any soft dollar component (as defined by Section 28(e) of the Securities Exchange Act of 1934). Any soft dollars collected from customers are ultimately passed through to third-party providing brokers. The Due to brokers balance as of December 31, 2022 represents soft dollars owed to the providing brokers.

On trades in which the Company acts as riskless principal it earns commission revenues from the affiliate entities who are party to such trades. These revenues are also recognized on a trade date basis, at which time its performance obligation is satisfied.

Included in Other assets as of December 31, 2022 are commissions receivable of $6,065,814, net of an allowance for credit losses of $236,743.

Expected credit losses are measured based on the average historical loss rate, adjusted for current and expected future economic conditions as applicable, then applied to the current receivable balance.

Income Taxes

As a partnership for U.S. tax purposes, the partners are individually liable for U.S. federal taxes, and certain state and local income taxes.

The Company itself is subject to income taxes in the U.S., including New York City ("NYC") unincorporated business tax ("UBT"), state pass-through entity taxes, and other entity level taxes imposed by certain U.S. states. Other than NYC UBT and the aforementioned state taxes, no additional benefit or provision is made in the accompanying financial statement. The Company's estimated tax payable as of December 31, 2022 is $1,278,983. This amount is included in Accrued expenses and other liabilities.

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2022

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Members' equity. In accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*, the Company has not accrued any amounts related to income tax positions and related uncertainties.

Fixed Assets

Furniture and equipment are carried at cost net of accumulated depreciation. Depreciation is provided by the straight line method over the estimated useful lives of the related assets.

Fixed assets consist of the following:

	Depreciable Life in Years		As of December 31, 2022
Furniture	7	$	11,848
Equipment	5		107,951
Total fixed assets			119,799
Less accumulated depreciation			(101,311)
Fixed assets, net		$	18,488

3. Fair Value of Financial Instruments

As of December 31, 2022, the Company did not own any financial instruments other than cash.

4. Concentration of Credit Risk

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

Additionally, the Company is engaged in brokerage activities, where the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. In accordance with its clearing agreement, the Company has agreed to indemnify its clearing broker for losses, if any, which the clearing broker may sustain from securities transactions introduced or conducted by the Company. The risk of default depends on the creditworthiness of each counterparty. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

5. Due From Broker

The Due from broker balance includes a clearing deposit of $3,000,000 held at its clearing firm. The remainder of the balance is mainly composed of commissions collected on third-party client transactions, offset by various transaction fees.

6. Intercompany and Related Party Transactions

The Parent pays for and allocates payroll and certain operating expenses on behalf of the Company. The amount reflected as Due to Parent includes the unpaid portion of these expenses.

Additionally, certain affiliates pay for various operating expenses on behalf of the Company, and the Company may pay for various expenses on behalf of certain affiliates. The amounts reflected as Due to affiliates and Due from affiliates include the unpaid portion of these expenses.

Separate from the above, the Company earns commissions from its affiliates and a related party investment partnership for its role as executing broker. For certain orders from third-party clients, the Company earns commissions and may make an incentive payment to its affiliates for acting as a counterparty to such orders. The uncollected commissions earned and incentive fee payable are netted within the Due to affiliate and Due from affiliates balances.

Upon direction from its Operating Committee, units of the Parent are issued to certain members, including those that provide services to the Company. These units are a means of distributing the consolidated residual profit and loss of the Parent. All of these units are issued at the Parent level. The Parent has made a policy election to account for equity units and IP units awarded to certain members who provide services to the Company as distributions from equity.

7. Members' Equity

As of December 31, 2022, Members' equity is composed of the following:

Class A Interests - Jane Street Group, LLC	$	52,227,049
Class B Interests - JSES Holding, LLC		601,166
Members' equity	$	52,828,215

Although Class B interests are entitled to no voting rights, such interests entitle the holder to a distribution preference in the event of liquidation up to the value of the corresponding capital account balance.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("net capital rule") of the Securities and Exchange Commission ("SEC"). The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items. Additionally, as a member of the NFA, JSES is subject to Regulation 1.17 of the Commodity Futures Trading Commission, which requires the Company to maintain "adjusted net capital" greater than $45,000. The Company's minimum net capital requirement is the greater of the requirement under the net capital rule or Regulation 1.17.

As of December 31, 2022, the Company had net capital of $32,034,137, which exceeded its largest minimum requirement of $250,000 by $31,784,137.

The Company applies judgment in interpreting certain provisions of the net capital rule. Those interpretations, which are reviewed periodically by FINRA and the SEC, can have a significant impact on the Company's computed net capital. Management believes its interpretations are appropriate.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

9. Subsequent Events

The Company has evaluated all events through the date this financial statement was available to be issued.